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                                                                     Exhibit 2.8
                            ASSET PURCHASE AGREEMENT

         ASSET PURCHASE AGREEMENT (this "Agreement"), dated March 30, 2001 (the "Effective Date"), by and between Mail.com, Inc., a Delaware corporation ("Seller"), and Net2Phone EMail, Inc., a Delaware corporation ("Buyer"). Certain capitalized terms herein shall have the meanings ascribed to such terms in
Section 9.9.

         WHEREAS, Seller is engaged, among other things, in the business of (i) providing free and subscription Web-based consumer e-mail services directly to consumers at its www.mail.com Web site and directly or indirectly through other parties at the other Web sites listed on Schedule 1.1(b) hereto (such email services, the "Email Services" and the e-mail sites relating to such Web sites, including www.mail.com, collectively the "Consumer Network") and (ii) providing advertisers with advertising and related services across the Consumer Network (such services and business described in clauses (i) and (ii) being referred to herein as the "Services" or the "Business"); and

         WHEREAS, upon the terms and subject to the conditions set forth herein and for the consideration described herein, Seller desires to sell, and Buyer desires to purchase, certain of the assets relating to the Business as specified herein for the purpose of Buyer carrying on the Business as a going concern in succession to Seller;

         NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:


1. Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, upon the effectiveness of the closing (the "Closing") of the transactions contemplated hereby (the "Transaction"), Seller hereby sells, transfers, conveys, assigns and delivers to Buyer, and Buyer hereby purchases and acquires from Seller, the following assets of Seller relating to the Business, as the same shall exist on the date hereof (collectively, the "Assets"):

         1.1 Contracts. All of Seller's right, title and interest in, to and under (a) the contracts to provide advertising and related services for advertisers with respect to the Consumer Network in existence on the date hereof to the extent relating to the period after the date hereof, including but not limited to those contracts listed on Schedule 1.1(a) (the "Advertiser Contracts"), (b) the contracts to provide Email Services through the Web sites listed on Schedule 1.1(b) (the "Email Service Contracts"); and (c) the contracts listed on Schedule 1.1(b), to the extent applicable to the Business (the "Other Contracts" and together with the Advertiser Contracts and the Email Service Contracts, the "Contracts"), in each case, subject to Section 7.4, provided, however, that Seller's right, title and interest in respect of the second level domain names under the Contracts are not being transferred to Buyer, except to the extent provided under Section 1.4;

         1.2 Domain name and Associated html Data. All of Seller's right, title and interest in, to and under (i) the domain name www.mail.com, (ii) all html data pertaining to the Web site pages at which the Email Service is offered at such domain name and (iii) all other html data pertaining to the Business across the remainder of the Consumer Network to the extent Seller has

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an interest therein; it being understood that all html data pertaining to Web site pages that do not relate to the Business at such domain name shall be retained by Seller and shall not be included in the Assets;

         1.3 E-mail User Data. All of Seller's right, title and interest in, to and under all current and historical user data and business records applicable to the Business;

         1.4 MX Records. All of Seller's rights to direct the MX record for e-mail communications sent to e-mail addresses that use the second level domain names listed on Schedule 1.4 immediately after the "@" in the email address, it being understood that (i) the rights to direct e-mail communications sent to e-mail addresses that use third level or greater domain names in front of such second level domain names and (ii) all other rights with respect to such second level domain names (including but not limited to the right to use such domain names as URLs) are not included within the scope of the Assets transferred under this Section 1.4

         1.5 Cheetahmail Investment. All of Seller's right, title and interest in, to and under the 750,000 shares of Madison Avenue Technology Group, Inc. ("Madison") Series B Convertible preferred stock, $.00001 par value per share owned by Seller ("Madison Preferred Shares"), the warrant to purchase 75,000 shares of Madison common stock, par value $.00001 per share (the "Madison Warrant" and, together with the Madison Preferred Stock, the "Madison Securities");

         1.6 Goodwill. The goodwill associated with the Business; and

         1.7 Books and Records. All books and records of the Business, including books and records related to advertisers and partners.

         1.8 Computer Hardware. All desktop and laptop computers, including all peripherals, installed software and licenses and accessories used by Hired Business Employees (as defined below) in the conduct of the Business.

         Seller will promptly execute and deliver all such further documents and instruments as may be reasonably requested to vest Buyer with ownership of such rights. Except as expressly listed above, no other assets are being transferred pursuant hereto. Without limiting the generality of the foregoing, it is expressly understood that all cash, instruments, accounts receivable (including but not limited to accounts receivable created after the Closing Date to the extent arising out of advertising and related services delivered through the Closing Date) and equipment, in each case to the extent existing or arising out of or relating to the operation of the Business on or before the Closing Date shall not be included in the Assets to be transferred hereunder.


2. Assumption of Liabilities; Pre- and Post- Closing Allocation of Revenues and Expenses; Accounts Receivable Collection.

         2.1 Assumption of Liabilities by Buyer. At the Closing, Buyer shall assume and thereafter pay, perform, satisfy and discharge the following obligations and liabilities of Seller (collectively, the "Assumed Liabilities"):


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                  (a) all of the liabilities and obligations of Seller under the Contracts solely to the extent arising out of or relating to the period after the Closing Date (in each case, subject to Section 7.4); and

                  (b) all liabilities and obligations arising from or in connection with the Business or the Assets after the Closing Date, including but not limited to all liabilities and obligations in respect of Hired Business Employees;

         2.2 Excluded Liabilities. Buyer is not assuming or agreeing to pay, perform, assume or discharge, or otherwise be responsible for, any liabilities of Seller, fixed or contingent, known or unknown, other than the Assumed Liabilities (collectively, the "Excluded Liabilities").

         2.3 Pre- and Post-Closing Allocation of Revenues and Expenses. Seller shall be entitled to all revenues, and shall be responsible for all expenses, liabilities and obligations, to the extent attributable to the conduct of the Business for the period ending on the Closing Date. Buyer shall be entitled to all revenues and shall be responsible for all expenses, liabilities and obligations, to the extent attributable to the conduct of the Business for the period after the Closing Date. Without limiting the generality of the foregoing, (i) Seller shall be entitled to all revenues, and shall be responsible for all associated expenses (including but not limited to DoubleClick ad serving costs, Message Media message delivery costs, revenue sharing as to partner sites and agency and employee commissions) for advertisements or messages delivered on or before the Closing Date and (ii) Buyer shall be entitled to all revenues, and shall be responsible for all associated expenses (including but not limited to DoubleClick ad serving costs, Message Media message delivery costs revenue sharing as to partner sites and agency and employee commissions) for advertisements or messages delivered on and after the Closing Date. Notwithstanding anything to the contrary contained herein, Seller shall (1) retain all subscription payments received on or prior to the Closing for pay e-mail services (including but not limited to POP3 Access, Wireless Forwarding, MailPro and premium addresses) and (2) be responsible for all expenses relating to providing the e-mail services associated with such retained subscription payments.

3.   Consideration for Sale of the Assets Purchase Price:

         The purchase price for the Assets and Business shall be $6,000,000, subject to increase or reduction as hereinafter provided and as provided in
Section 9 of the Hosting Agreement between the parties dated the date hereof (the "Hosting Agreement"). To the extend there is any ambiguity or contradiction between this Section 3 and Section 9 of the Hosting Agreement, the Hosting Agreement shall govern and control.

         3.1 The Purchase Price shall be paid as follows:

                         1. $3,000,000 - paid by wire transfer simultaneous with the execution and delivery of this Agreement and the transfer of the Assets and Business to Buyer.

                         2. $1,500,000 paid by wire transfer in five monthly installments, commencing on the 60th day following the Closing Date (or, if not a business day, the immediately succeeding business day), subject to the delivery described below in this

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         paragraph. The first installment will be in the amount of $500,000 and the last four installments will be in the amount of $250,000 each. No interest will accrue with respect to any installment unless overdue, in which case interest shall accrue at the rate of 1.5% per month. Such installments are hereinafter referred to as "First Installments". Each First Installment shall be paid by the close of the business day immediately following the business day on which delivery is made by Seller to Buyer of its invoice for hosting services for the immediately preceding billing period. Each invoice shall contain a notification from the party hosting the services with respect to the mailboxes acquired pursuant to this Agreement as well as any additional mailboxes hosted on behalf of Buyer as to the number of Active Users (as defined in the Hosting Agreement ) during the 90-day period ending on the final day of the period for which the invoice was submitted. All invoices shall be accompanied by reasonably acceptable proof of payment by Seller (e.g copy of check or wire transfer record) of any invoice from a third party host for the same billing period.

                         3. $500,000 paid by wire transfer concurrently with completion of the transfer to the third party host designated by the parties of all hosting responsibilities with respect to all hosted mailboxes, with interest accruing at the rate of 1.5% per month overdue

                         4. $500,000 paid by wire transfer in six monthly installments of $83,333,33 each (without interest unless overdue, in which case interest shall accrue at the rate of 1.5% per month) commencing November, 1, 2001 and with the last installment due and payable April 1,2002 (such installments being hereinafter referred to as "Second Installments") Each monthly installment shall be paid by the close of the business day immediately following the business day on which delivery is made by Seller to Buyer of its invoice for hosting services for the immediately preceding month together with the notification and proof of payment described in paragraph 2 above for the same period.

                         5. $500,000 - paid by wire transfer in two installments of $250,000 each (without interest unless overdue, in which case interest shall accrue at the rate of 1.5% per month) on the 271st day immediately following the Closing Date and the first anniversary of the Closing Date, respectively (in either case, if not a business day, then on the immediately succeeding business day) (such installments being hereinafter referred to as "Third Installments"). No Third Installment shall be payable so long as there is any pending default by Seller with respect to material deliveries required in connection with First or Second Installments.

                         6. The Purchase Price shall be increased to $6,500,000 and the additional $500,000 shall be paid to Seller within three business days (plus interest at the rate of 1.5% per month if overdue) following delivery by Seller to Buyer, on or before the 180th day after the date hereof, of a contract with Juno.com to service mailboxes on behalf of Juno.com on substantially the same business terms as are currently in effect, such contract to have a minimum term of at least one year after the Closing Date (a "Qualifying Contract"). Notwithstanding the foregoing, (i) a contract with a stated term of at least one year after the Closing Date terminable no earlier than 6 months after the

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         Closing Date, upon a minimum of 30 days prior written notice, shall be deemed to constitute a Qualifying Contract.

                         Notwithstanding anything to the contrary contained herein or in any other Transaction Agreement between the parties, Buyer shall only be required to make the payments to Seller under subsections 2, 3, 4 or 5 of this Section 3.1 if Seller performs its material obligations under the Hosting Agreement. In addition, Buyer shall have the right to set-off against any amounts payable under subsections 2, 3, 4 or 5 of this Section 3.1 for any claims for damages against Seller for any breaches by Seller of the terms of the Hosting Agreement.

         3.2 Allocation of Purchase Price. Promptly after the Closing Date, Buyer shall provide Seller with an allocation of the consideration herein among the Assets. The allocation shall be consistent with the provisions of Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder. Buyer and Seller shall file all Tax reports, returns and other statements and conduct any audit, tax proceeding or tax litigation relating thereto consistent with such Allocation.


4.   Closing.

         4.1 Effective Date of Closing. The Closing shall be effective as of 12:00 a.m. immediately after the date hereof or such other time as the parties shall mutually agree (the date hereof being referred to herein as the "Closing Date").

         4.2 Closing. Upon the terms and subject to the conditions set forth herein, the Closing shall take place at the offices of Seller at Suite 660, 11 Broadway, New York, NY 10004 or at such other place as the parties may mutually agree.


5. Representations and Warranties of Seller. Except as disclosed in the Disclosure Schedules attached hereto, Seller hereby represents and warrants to Buyer as follows:

         5.1 Seller's Organization and Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and lawful authority to carry on the Business as it is currently being conducted. Seller is duly qualified or licensed to do business as a foreign corporation and is in good standing as a foreign corporation in each jurisdiction in which the ownership, operation or lease of the Assets or the conduct of the Business by Seller requires qualification or licensing to do business as a foreign corporation and in which the failure to so qualify would have a Material Adverse Effect.

         5.2 Authorization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements, to consummate the Transaction and to perform fully its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Seller and the consummation by Seller of the Transaction have been duly authorized by all necessary corporate action of Seller, and no other board of directors, shareholder or other corporate proceeding by or on behalf of Seller is necessary to authorize the execution, delivery or


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performance of this Agreement or any other Transaction Agreement, or the consummation of the Transaction. This Agreement constitutes, and the other Transaction Agreements when executed and delivered will constitute, the valid and legally binding obligation of Seller, enforceable against Seller in accordance with their terms.

         5.3 Freedom to Contract. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Seller and the consummation by Seller of the Transaction will not: (i) violate or conflict with any provision of the certificate of incorporation or by-laws of Seller, each as amended; (ii) violate any of the terms, conditions or provisions of any applicable law, rule, statute, regulation, order, writ, injunction, judgment or decree of any Governmental Authority (collectively, "Applicable Law"); or (iii) conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under any of the terms, conditions or provisions of any Contract (other than Contracts which shall be treated in accordance with the provisions of Section 7.4) except where such conflict, breach or violation or default would not have a Material Adverse Effect. No authorization, approval, order, license, permit, franchise or consent of, and no registration, declaration or filing with, any Governmental Authority, is required in connection with Seller's execution, delivery and performance of this Agreement or any other Transaction Agreement or the consummation of the Transaction.

         5.4 Title to Assets; Encumbrances, etc. Seller has good title to all of the Assets, free and clear of any mortgage, pledge, security interest, title defect or objection, lien, charge or encumbrance of any kind, including without limitation, any lease, license or other right of occupancy, possession or use, or any conditional sales contract or other title or interest retention arrangement (collectively, "Liens"). Subject to Section 7.4, upon the consummation of the Closing, good title to the Assets will vest in Buyer, free and clear of any and all Liens. No third party has any rights to purchase any of the Assets, or any interest therein or portion thereof, including rights of first offer or first refusal.

         5.5 Contracts. Seller is not in default, nor has it received written notice that it is in default, in any material respect under any of the Contracts, which default individually or in the aggregate would have a Material Adverse Effect.

         5.6 Litigation. Except as listed on Schedule 5.6, there is no action, suit, inquiry, litigation, proceeding or investigation by or before any Governmental Authority, pending or, to Seller's Knowledge, threatened, against Seller relating to the Business or the Assets, which could reasonably be expected to have a Material Adverse Effect. Seller is not subject to any judgment, order or decree entered in any lawsuit or proceeding that adversely affect Buyer's ability to obtain good title to the Business and Assets and to conduct the Business after the Closing Date.

         5.7 Compliance with Law. Seller is not in violation of any Applicable Law relating to the Business or the Assets, which could reasonably be expected to have a Material Adverse Effect.

         5.8 Governmental Licenses and Approvals. Seller has all material governmental licenses, franchises and permits required under Applicable Law for the conduct of the Business

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as currently conducted (all such licenses, franchises and permits being referred to herein as the "Permits").

         5.9 Employee Related Matters. (a) Schedule 7.5(a)(i) is true and correct in all material respects.

                  (b) Seller has made available to Buyer full and accurate copies of all collective bargaining agreements with any unions, representatives or other organizations which affect the Employees.

                  (c) Seller has not received notice of any material industrial or other such dispute with any of the Employees, any union, employee representatives or other organization formed for a similar purpose which would have a Material Adverse Effect and, to Seller's Knowledge, no such dispute is existing, pending or threatened.

                  (d) There is no collective bargaining agreement or other arrangement to which Seller is a party with which Seller has failed to comply which failure would restrict the transactions contemplated by this Agreement or would otherwise have a Material Adverse Effect.

                  (e) To Seller's Knowledge, there are no pending or threatened inquiries or investigations involving or relating to the Employees by the Equal Opportunities Commission, the Commission for Racial Equity, the Health and Safety Executive or similar authorities that would reasonably be expected to have a Material Adverse Effect.

                  (f) There is no pending or threatened in writing litigation and, to Seller's Knowledge, no existing material dispute involving or relating to any of the Employees other than routine claims for benefits in the ordinary course of the operation of Seller's business for which Buyer will have no liability after the Closing Date.

                  (g) To Seller's Knowledge, Seller has at all relevant times complied with all of its obligations under all Applicable Law and otherwise concerning the health and safety at work of the Employees, except for failures to comply which individually or in the aggregate would not have a Material Adverse Effect, and to Seller's Knowledge there are no claims threatened or pending by any party in respect of any accident or injury which are not fully covered by insurance or by any Employee in respect of any accident or injury or for which Buyer would have liability after the Closing Date.

         5.10 Brokers. Seller has not, directly or indirectly, employed or utilized the services of any investment banker, broker, finder, consultant or other intermediary in connection with this Agreement or the Transaction.

         5.11 Active Users. Schedule 5.11 contains a full and accurate (in all material respects) statement of the Active Users (as defined in the Hosting Agreement) of the mailboxes hosted by Seller during each of the six calendar months ending February 28, 2001.

         5.12 Advertising Revenue. Schedule 5.12 contains a full and accurate (in all material respects) statement of the monthly total of advertising impressions and advertising revenues

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(broken down by client) billed and earned by Seller with respect to the Business for each of the six months ending February 28, 2001.

         5.13 Payments Under Contracts.

         Seller warrants that it has paid all payments under the Contracts that are due and payable on or before the date hereof, and agrees that if Seller fails to make payment of any amounts owed under the Contracts for periods prior to the Closing Date and Buyer becomes obligated to make such payment, Buyer may deduct such amounts from any payments due to Seller after Closing to the extent that Buyer has paid such amounts. As a condition to Closing, Seller will deliver to Buyer reasonably acceptable proof of having paid all payments under the DoubleClick, Message Media and Madison Technologies Contracts that are due and payable on or before the date hereof.

         5.14 Disclaimer of Additional Representations and Warranties. Except as expressly set forth in this Agreement, Seller makes no representations or warranties with respect to Seller, the Assets or the Business.


6. Representations and Warranties of Buyer. Except as disclosed on the Disclosure Schedules hereto, Buyer hereby represents and warrants to Seller as follows:

         6.1 Buyer's Organization and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and lawful authority to execute and deliver this Agreement and the other Transaction Agreements, to consummate the Transaction and to perform fully its obligations under this Agreement and the other Transaction Agreements.

         6.2 Authorization of Agreement. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Buyer and the consummation by Buyer of the Transaction have been duly authorized by all necessary corporate action of Buyer, and no other board of directors, stockholder or other corporate proceedings by or on behalf of Buyer is necessary to authorize the execution, delivery or performance of this Agreement or any other Transaction Agreement or the consummation of the Transaction. This Agreement constitutes, and the other Transaction Agreements when executed and delivered will constitute, the valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their terms.

         6.3 Freedom to Contract. The execution, delivery and performance of this Agreement or any other Transaction Agreement by Buyer and the consummation by Buyer of the Transaction will not: (i) violate or conflict with any provisions of the certificate of incorporation or by-laws of Buyer, each as amended; (ii) violate any of the terms, conditions or provisions of any Applicable Law; or (iii) conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under any of the terms, conditions or provisions of any material contract of Buyer. No authorization, approval, order, license, permit, franchise or consent of, and no registration, declaration or filing with, any Governmental Authority, is required in connection with Buyer's execution, delivery and performance of this Agreement or any other Transaction Agreement or the consummation of the Transaction.

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         6.4 Brokers. Buyer has not, directly or indirectly, employed or utilized the services of any investment banker, broker, finder, consultant or other intermediary in connection with this Agreement or the Transaction.


7.   Further Agreements of the Parties.

         7.1 Public Announcements. Neither Seller nor Buyer shall, without the prior written approval of the other party, permit any of their respective officers, directors or employees to make any public statement or issue any press release with respect to this Agreement or the Transaction, unless such statement or release is required by applicable law, rule or regulation (provided that the other party shall, to the extent practicable, be given an opportunity to review and consent to such statement or release).

         7.2 Expenses. The parties to this Agreement shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the Transaction, including, without limitation, all fees and expenses of agents, representatives, counsel and accountants.

         7.3 Indemnification for Fees of Brokers and Finders. Notwithstanding anything to the contrary contained in this Agreement, Buyer, on the one hand, and Seller, on the other, agree to indemnify and save the other harmless from any claim or demand for commission or other compensation by any broker, finder, agent or similar intermediary claiming to have been employed by or on behalf of Buyer, on the one hand, or Seller, on the other hand.

         7.4 Contracts. Seller shall use reasonable commercial efforts to procure the assignment to Buyer of all Contracts as promptly as practicable after the Closing. If any Contract is not assignable by Seller to Buyer, Seller shall, to the extent practicable, give Buyer the benefit of the Contract to the same extent as if Seller had not been excluded from assigning such Contract to Buyer to the extent legally permissible without violating such contract, and Buyer shall act as Seller's subcontractor and agent and shall perform all of the obligations, receive all revenues under such Contract and assume all of the liabilities under such Contracts or shall reimburse Seller for its payment and performance thereunder. Nothing in this Agreement shall be construed as an attempt to assign any Contract that by its terms is not assignable without the consent of the other party.

         7.5 Employment Matters.

                  (a)  Business Employees.

                       (i) Seller acknowledges that prior to the Closing, Buyer extended written offers of employment , with terms commencing immediately following the Closing, to each of the employees of the Business who is listed on Schedule 7.5(a)(i) ("Business Employees").
         Schedule 7.5(a)(i) lists each Business Employee's name, job title, location of employment, current year's salary and commission, date of employment and current status (e.g., active, disability, leave of absence, etc.). Business Employees who accept such offer and who become employed by Buyer after the Closing shall be referred to as "Hired Business Employees". Seller hereby waives any and all restrictions, limitations and covenants made to or for the benefit of

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Seller by any Hired Business Employee solely to the extent they restrict such
Hired Business Employee from working for the Business in any capacity and performing any duties on behalf of Buyer and any of its affiliates for the Business. This waiver shall apply solely to the extent and for the duration necessary for Hired Business Employees to perform their respective duties for the Business, and in no event shall apply to matters relating to Seller's business messaging services.

                       (ii) Until 60 days after the Closing Date, Buyer shall retain all the Hired Business Employees and not terminate the employment of any such employee other than for Cause (as defined below).

                       (iii) For purposes of this Agreement, "Cause" for termination shall mean (1) conviction (including a plea of guilty or nolo contendere) of a crime involving theft, fraud, dishonesty or moral turpitude, (2) intentional or grossly negligent disclosure of confidential or trade secret information of Buyer (or any of its Affiliates) to anyone who is not entitled to receive such information,
         (3) gross omission or gross dereliction of any statutory or common law duty of loyalty to Buyer or any of its Affiliates, (4) willful violation of the Buyer's written policies or procedures, or (5) failure to carry out the duties of the employee's position. Buyer shall have no obligation to pay severance or any other benefit to any Hired Business Employee terminated for Cause within 60 days after the Closing Date, other than as required by Applicable Law.

                       (iv) Any Hired Business Employee whose employment with Buyer or any of its Affiliates is involuntarily terminated prior to the end of the 45 day period after the Closing Date, other than for Cause as defined in Section 7.5(a)(v), shall receive a severance benefit from Buyer equal to the amount such employee would have received under the applicable Seller severance arrangement with such employee as of the Closing Date.

                  (b)   Seller Benefit Plans.

                       (i) Seller shall retain all liabilities with respect to benefits accrued and claims incurred with respect to all Business Employees under any Seller benefit plans through the moment immediately preceding the Closing and any and all assets set aside with respect to the funding and payment of such liabilities. Seller shall also retain any liabilities which may accrue after the Closing with respect to any Business Employee who is not a Hired Business Employee.

                       (ii) Except as otherwise provided in this Agreement, as of the first moment of the Closing, all Hired Business Employees will cease to participate as active employees in or accrue benefits under the benefit plans of Seller or any of its Affiliates. Thereafter, no Hired Business Employee shall assume or be entitled to participate in any Seller Benefit Plan, except to the extent

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         such plans provide by their terms for participation after the Closing
         Date or as otherwise required by law or by the terms of this Agreement.

                  (c)   Buyer Benefit Plans.

                       (i) As of the first moment of the Closing Date and thereafter, Buyer shall provide to all Hired Business Employees such benefits as Buyer shall determine.

                       (ii) Neither Seller nor its Affiliates shall have any liabilities or obligations with respect to benefit claims under any plans sponsored, maintained or contributed to by Buyer or any of its Affiliates for or in respect of any Hired Business Employee.

                  (d) Access to Hired Business Employees.

         To facilitate Seller's invoicing for March 2001, Buyer shall cause (at no cost to Seller) all Hired Business Employees that formerly were members of Seller's sales and sales support staff to assist Seller's accounting department with all billing related issues during the 30 days immediately following the Closing Date. Such Hired Business Employees will provide all conversions for March 2001 sales and answer questions regarding March 2001 insertion orders. During the 90 days immediately following the Closing Date, Buyer shall cause (at no cost to Seller) such Hired Business Employees to be available to assist Seller's accounting department with problem resolution regarding any open Accounts Receivable balance on the books of Seller or its subsidiaries that relate to the Business.

         7.6 Further Assurances. From and after the Closing Date, Seller, on the one hand, and Buyer, on the other hand, agree to execute and deliver such further documents and instruments and to do such other acts and things as Buyer or Seller, as the case may be, may reasonably request in order to effectuate the Transaction. Following the Closing, the parties will cooperate with each other in connection with tax audits and in the defense of any legal proceedings, consistent with the other provisions for defense of claims provided in Article
8. In addition, during the 90 days immediately following the Closing Date, Seller will have complete access (at no cost to Seller) to the following third party advertising systems formerly used by Seller: DoubleClick's Dart System, MessageMedia's Reporting System, and Cheetah Mail's Reporting System.

         7.7 Receivables; Billing and Collections. Seller will remit all invoices for the Business for the month in which the Closing shall occur and shall remit to Buyer promptly after each month-end after the sending of such invoices all payments received by Seller on such invoices to the extent attributable to the conduct of the Business after the Closing in accordance with
Section 2.3. Each party agrees to remit to the other party any collections received by such party on accounts receivable to the extent such other party is entitled to such collections in accordance with Section 2.3. For purposes of determining whether a payment belongs to Seller or Buyer, all payments from an account debtor made on our prior to the 75th day following the Closing Date shall be applied first to unpaid accounts receivable owed to Seller unless such accounts receivable has been disputed in writing by the account debtor. Buyer and Seller agree to provide each other with reasonable cooperation in connection with the billing and collection of accounts receivable in furtherance of the transactions contemplated hereby.

         7.8 Use of Mail.com as Trademark and Trade Name. Until 6 months after the Closing Date, Seller shall be entitled to use the name Mail.com and variants thereof as a trademark, trade name, service mark and corporate name for itself and its subsidiaries in connection with its business and operations, other than in connection with the type of Business transferred hereunder. From and after the 181st day after the date hereof, all rights (including but not limited to Trademarks and Trade names) held by Seller in and to the name Mail.com shall be deemed to be the property of Buyer. Seller agrees that it will change its corporate name, on or before such 180th day, to a name not similar toMail.com.

         7.9 Hosting Agreement. Upon the Closing, Buyer and Seller execute and deliver a Hosting Agreement in form and substance mutually acceptable.


8.   Indemnification.

         8.1 Indemnification by Seller. Seller shall indemnify Buyer, its Affiliates and their respective officers, directors, employees, permitted assigns and successors (collectively, the "Buyer Indemnified Parties") and hold them harmless against and in respect of any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs, damages, losses, liabilities, taxes and deficiencies and penalties and interest thereon and costs and expenses, including reasonable attorneys' fees and expenses (collectively, "Losses") to the extent resulting from (a) the breach of any representation or warranty, or nonfulfillment of any covenant or agreement of Seller in this Agreement or (b) the Excluded Liabilities.

         8.2 Indemnification by Buyer. Buyer shall indemnify Seller, its Affiliates and their respective officers, directors, employees, permitted assigns and successors (collectively, the "Seller Indemnified Parties" and, together with the Buyer Indemnified Parties, the "Indemnified Parties") and hold them harmless against and in respect of any and all Losses to the extent resulting from (a) the breach of any representation or warranty or nonfulfillment of any covenant or agreement of Buyer in this Agreement, or (b) the Assumed Liabilities.

         8.3 Period of Indemnity. All representations and warranties of the parties contained in this Agreement, and all indemnification obligations under
Section 8.1(a) or 8.2(a) to the extent arising out of a breach of such representations and warranties, shall survive the execution and delivery of this Agreement and shall continue in full force and effect for 18 months after the Closing Date and thereafter shall terminate (except as to warranties of title with respect to the Madison Securities and corporate authorization, which, like the obligations under Section 8.1(b) and 8.2(b), shall survive without limitation, and except as to other warranties of title, which shall survive 24 months); provided, however, that if at or prior to the expiration of such period the Indemnified Party has delivered a Claims Notice in accordance with Section
8.5 but the underlying claim has not been fully determined, such period will be extended as to such claim until it is finally determined. All covenants or agreements which by their terms are to be performed on or after the Closing Date (including, without limitation, Buyer's obligations with respect to Assumed Liabilities and Seller's obligations with respect to Excluded Liabilities) shall survive until fully discharged.

         8.4 Limitations. (a) No claim for indemnity shall be asserted by, and no liability for such indemnity shall be enforced against, a party unless a Claim's Notice (as hereinafter defined) has been given by the Indemnified Party to the other party(ies) (the "Indemnitor") prior to the expiration of the period for asserting such claim under Section 8.3. All indemnification rights under this Agreement are without duplication.

                  (b) The aggregate amount payable by Seller with respect to claims under clause (a) of Section 8.1 or by Buyer with respect to claims under clause (a) of Section 8.2 shall not exceed 30% of the total Purchase Price. Neither Seller nor Buyer shall have any liability for such claims until the aggregate amount of such claim exceeds $75,000 (the "Basket").

         8.5 Notice to the Indemnitor. Promptly after the assertion of any claim by a third party or occurrence of any event which may give rise to a claim for indemnification from an Indemnitor under this Article 8, the Indemnified Party shall notify the Indemnitor in writing of such claim (the "Claims Notice"). The Claims Notice shall describe the asserted liability in reasonable detail, and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or may be suffered by the Indemnified Party. Failure by the Indemnified Party to give a Claims Notice to the Indemnitor in accordance with the provisions of this Section 8.5 shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor has been actually prejudiced by such failure.

         8.6 Rights of Parties to Settle or Defend. The Indemnitor may elect to compromise or defend, at its own expense, by its own counsel any asserted liability; provided, that the Indemnitor may not settle such asserted liability without the written consent of any Indemnified Party if such settlement involves any admission of wrongful conduct on the part of any Indemnified Party or imposes any restriction on any Indemnified Party. If the Indemnitor elects to compromise or defend such asserted liability, it shall within 30 calendar days upon being given the Claims Notice (or sooner, if the nature of the asserted liability so requires) notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate in the compromise of, or defense against, such asserted liability. If the Indemnitor elects to defend any claim, the Indemnified Party shall make available to the Indemnitor any books, records or other documents within its control that are reasonably necessary or appropriate for such defense. If the Indemnitor fails to defend the asserted liability or fails to notify the Indemnified Party of its election as herein provided, the Indemnified Party may defend (at the reasonable expense of the Indemnitor) such asserted liability as the Indemnified Party considers appropriate; provided, that it may not settle such asserted liability without the written consent of the Indemnitor. The parties agree to cooperate fully with one another in the defense, settlement or compromise of any asserted liability. In any event, the Indemnified Party and the Indemnitor may participate, at their own expense, in the defense of such asserted liability.

         8.7 Exclusive Remedies. The parties hereto acknowledge that the indemnity rights set forth in this Article 8 are intended to be their exclusive monetary remedies in connection with this Agreement and the Transaction; provided that nothing in this Section 8.7 shall limit in any way the availability of specific performance, injunctive relief or other equitable remedies to which a party may otherwise be entitled, and further provided that the remedies specified, respectively, in the Hosting Agreement shall be the exclusive remedies with respect to such agreement.


9.   Miscellaneous.

         9.1 Entire Agreement. This Agreement (together with the Schedules and Exhibits hereto) contain, and are intended as, a complete statement of all of the terms of the arrangements among the parties with respect to the matters provided for herein and therein, and supersede any previous agreements and understandings among the parties with respect to those matters.

         9.2 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to its principles of conflicts of law.

         9.3 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, mailed by registered or certified mail, return receipt requested, sent by recognized overnight delivery service (signature of receipt requested) or, to the extent receipt is confirmed, by telecopy or telefax (provided that such party also sends a copy by personal delivery or registered or certified mail, return receipt requested, or recognized overnight delivery service, signature of receipt requested), to the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

         If to Seller, to:

                   Mail.com, Inc. (or upon notice of name change, "EasyLink Services Corporation")
                   Suite 660
                   11 Broadway
                   New York, NY 10004
                   Attention: Thomas Murawski, Chief Executive Officer
                   Fax Number:

         with a copy to:

                   David Ambrosia at the same address
                   Fax Number: 908-221-6306

         If to Buyer, to:

                   Net2Phone, Inc.
                   520 Broad Street
                   Newark, NJ 07102
                   Attention: Legal Department
                   Fax Number: 973-412-3600


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


         9.4 Severability. Any provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability, but such invalidity or unenforceability shall not affect in any way the remaining provisions hereof provided that such invalidity or unenforceability does not deny any party the material benefits of the transactions for which it has bargained.

         9.5 Amendment; Waiver. No provision of this Agreement may be amended or modified except by an instrument or instruments in writing signed by the parties hereto. Each party may waive compliance by the other with any of the provisions of this Agreement. No waiver of any provision hereof shall be construed as a waiver of any other provision. Any waiver must be in writing and signed by the party granting the waiver.

         9.6 Assignment and Binding Effect. Neither Buyer nor Seller may assign its rights or obligations under this Agreement without the prior written consent of the other; provided that Seller may assign any of its rights or delegate any of its duties to any entity controlled by Seller and Buyer may assign any of its rights or delegate any of its duties to any entity that is controlled by or Affiliated with Buyer; provided, further, that Seller and Buyer, as applicable, shall remain liable for all duties of Seller or Buyer, as applicable, so assigned. All of the terms and provisions of this Agreement shall be binding on, and shall inure to the benefit of, the parties and the respective successors and permitted assigns of the parties.

         9.7 No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their respective successors and permitted assigns and they shall not be construed as conferring and are not intended to confer any rights on any other persons, including the right to enforce any of the provisions of this Agreement.

         9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be deemed an original, and each party hereto may become a party hereto by executing a counterpart hereof. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

         9.9 Certain Definitions. The following terms, as used herein, have the following meanings:

         "Affiliate," with respect to any Person, means any Person directly or indirectly controlling, controlled by or under common control with such Person.

         "Business Employees" shall have the meaning specified in Section 7.5(a)(i).

         "Claims Notice" shall have the meaning specified in Section 8.5.

         "Closing Date" shall have the meaning specified in Section 4.1.

         "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, as an officer or director of such Person, by contract or credit arrangement or otherwise.

         "Effective Date" shall have the meaning specified in the introductory paragraph to this Agreement.

         "Governmental Authority" means any government or political subdivision thereof, whether federal, state, local or foreign, and any agency, department, division, court, tribunal or instrumentality of any such government or political subdivision.

         "Hired Business Employee" shall have the meaning specified in Section 7.5(a)(i).

         "Knowledge" means, with respect to Seller, the actual knowledge of the Chairman, the Chief Executive Officer or the Chief Financial Officer of Seller.

         "Liens" shall have the meaning specified in Section 5.4.

         "Material Adverse Effect" means any effect that is, or is reasonably likely to be, materially adverse to the Business and the Assets, taken as a whole.

         "Permitted Liens" shall have the meaning specified in Section 5.4.

         "Person" means any natural person, firm, partnership, joint venture, association, corporation, company, trust, business trust, Governmental Authority or other entity.

         "Reasonable Commuting Distance" means a distance that is fewer than 20 straight-line miles from the Business Employee's principal residence. In addition, a distance that does not increase a Business Employee's commute by more than five straight-line miles shall also be a Reasonable Commuting Distance.

         "Taxes" or "Tax" refers to all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including, without limitation, income, gross receipts, excise, employment, sales, use, telecommunications, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental (including taxes under Internal Revenue Code Section 59A), premium, federal highway use, commercial rent, customs duties, capital stock, paid up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

         "Transaction Agreements" mean this Agreement and the Hosting Agreement.

         9.10 Consent to Jurisdiction and Business of Process. Any dispute between the parties which is not resolved in the normal course of business or as otherwise provided hereunder shall be resolved as follows:

                  (a) Within ten (10) days after receipt of written notice from either party, designees (the "Designees") of each of Buyer and Seller shall meet and attempt to resolve the dispute.

                  (b) If the dispute is not resolved within forty-five (45) days after the sending of the initial written notice, then either party may commence legal action as specified in Section 9.11(c) below.

                  (c) Any legal action, suit or proceeding arising out of or relating to this Agreement or the Transaction may be instituted in any state or federal court located in Essex County, State of New Jersey or New York County, State of New York, and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby waives any offsets or counterclaims in any such action, suit or proceeding. Each party further irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided, or by personal service on such party with a copy of such process mailed to such party by registered or certified mail, return receipt requested, postage prepaid. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any jurisdiction other than New Jersey or New York in connection with actions initiated by third parties in such other jurisdictions.

         9.11     Interpretation.

         Article titles, headings to sections and any table of contents are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation hereof. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. As used herein, "include", "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; "writing", "written" and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form; references to a person are also to its successors and permitted assigns; except as the context may otherwise require, "hereof", "herein", "hereunder" and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; references to any gender include the other; except as the context may otherwise require, the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to "Article", "Section" or another subdivision or to an "Exhibit" or "Schedule" are to an article, section or subdivision hereof or an "Exhibit" or "Schedule" hereto.

         9.12     Rights and Obligations of Net2Phone, Inc.

         Net2Phone, Inc. ("N2P") will be responsible for the timely payment and performance of Net2Phone's obligations to Mail.com under this Agreement. The Parties acknowledge that this Agreement inures to the benefit of N2P, and that, as such, N2P is shall be entitled to all of the benefits and rights under this Agreement, including the right to enforce any of the provisions hereunder.

         IN WITNESS WHEREOF, the undersigned have executed this Asset Purchase Agreement as of the date first above written.


                                    MAIL.COM, INC.

                                        /s/ Gerald Gorman
                                    By: --------------------------------
                                        Name:  Gerald Gorman
                                        Title: Chairman


                                    NET2PHONE EMail, INC.

                                        /s/ Howie Balter
                                    By: --------------------------------
                                        Name:  Howie Balter
                                        Title:


                                    NET2PHONE, INC.
                                       (with respect to Section 9.12)

                                         /s/ Howie Balter
                                    By: --------------------------------
                                        Name:  Howie Balter
                                        Title: CEOs